SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2005

Dated: August 25, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 25, 2005, and should be read in conjunction with the audited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) of the quarter ended June 30, 2005 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

All amounts are reported in Canadian dollars, unless otherwise indicated. Additional information on the Company can be found in the filings with Canadian regulators on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission at www.sec.gov.

1. Results of Operations – 2nd Quarter

Yichang Spur Chemicals (YSC)

Spur’s NPK compound fertilizer producing Joint Venture (YSC) produced 10,100 mt of NPK’s in the 2Q, an increase of 57% over the 1Q05 and 92% over 2Q04 despite the planned closure of the facility in June for routine maintenance. April production was 4,799 mt while May was 5,31l mt, an 11% increase month over month. There was no production in June. The 2Q production rate was 61% versus 21% in 2Q04 and 26% in 1Q05 demonstrating Spur’s ability to continuously improve its operations in China.

Fertilizer prices continued to increase causing farmers to delay purchases of fertilizers in anticipation of lower prices closer to planting time. This is normal in the 2Q which is an intermediate season when producers build up inventory in anticipation of the fall fertilizing season. Net sales for the 2Q05 were $2,609 K versus $2,117 K in the 1Q05 and $998 K in 2Q04. Because of higher raw material prices margins continued to be under pressure. Gross profit was $64K vs. $246K in the 1Q05 and $121K in 2004.

YTD production was 16,535 mt and sales were $4,867K for a Gross Profit of $344K and an EBITDA of $148K. Comparisons to 2004 are not valid because Spur formed YSC in April of 2004.

Spur remains on target to break even for YSC in 2005. Spur realizes that acceptable profitability will only come when the YSC facility is fully integrated with its own sulphuric acid and MAP production and has expanded its NPK production. Spur’s phosphoric acid plant investment has already paid dividends offsetting the rapid rise in phosphoric acid prices. Accordingly Spur announced on July 05 plans to fast track its growth in China by building a 300K tpa sulphuric acid, a 100K tpa MAP and a 200K tpa NPK plant to be completed in stages by 2007.

Yichang Maple Leaf Chemicals (YMC)

Spur’s phosphate rock mining joint venture (YMC) is finalizing its plans to begin mining the Dianziping deposit once formal approval to transfer the mining license is received from the Chinese authorities.

Spur has deposited $13M in YMC’s Registered Capital Account and is in full compliance with all of the requirements for the transfer of the mining licenses. Spur is working with Yichang City to expedite the due diligence required by the City prior to the obligatory transfer of the licenses.

Spur Consolidated Results

Total expenses increased to $ 1,071K in the quarter ended June 30, 2005 from $525K in 2004 due to doubled production volume, new accounting rules for non-cash stock based compensation and repair and depreciation expenses for the month of shutdown which are normally charged to the cost of product. The non-cash stock compensation expenses were $200K compared to the $54K in the 2Q of 2004. The total of salaries, consulting and professional fees were $307K compared to $133K in the same period in 2004 due to the engagement of additional officers and directors as the Company expands towards its objectives. Selling expenses were $91K compared to $30K in the second quarter of 2004 due to increased sales volume.

2. Summary of Quarterly Results

(Expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,	Sept. 30,	Jun. 30,
	2005	2005	2004	2004	2004	2004	2003	2003	2003
Total revenues	2,609,072	2,116,867	2,317,372	1,495,141	997,789	-	-	-	-

Net income (loss)	(1,007,336)	(362,767)	(869,733)	(986,142)	(299,849)	(270,031)	(980,665)	(137,670)	(101,590)

Earnings (loss) per share	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)

Diluted earnings (loss) per share	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)

Prior to the first quarter of 2004, some other income was recorded as revenues. These amounts have been reclassified from revenues to other income.

3. Liquidity and Capital Resources

Private Placement

The Company has financed its operations principally through the sale of common shares and warrants. Starting from Q2 2004, the Company generated revenue through NPK fertilizer production. In addition to a private placement in June 2004, where the Company raised $15,446,084 in net cash, the Company has successfully completed another private placement of 17,142,858 units for gross proceeds of $30 million in July 2005. Each unit has a price of $1.75, and consists of one share and one-half of one warrant to purchase an additional share for a period of two years at $2.00. All shares and warrants have a hold period expiring on November 29, 2005. The agents, Raymond James Ltd. and Dundee Securities Ltd. will receive a 6% commission. The proceeds will be used to fund the fast tracking of Spur’s development projects in China and for general corporate purposes.

Cash Position

As of June 30th, 2005, the Company continues to maintain a balance of cash and cash equivalents of $11.8 million, of which $1.0 million is held in a Canadian bank. There is $10.8 million held in YMC registered capital account deposited with a major bank in China, of which $10.6 million is deposited in Canadian currency. The Company has complete control over the disbursements from the YMC registered capital account. The private placement in July strengthened further the company’s cash position to approximately $40 million.

4. Transactions with Related Parties

Directors

During the three-month period ended June 30, 2005, the Company paid consulting fees of $20,000 (2004: $83,462) to a company controlled by a director

During the six-month period ended June 30, 2005, the Company paid consulting fees of $59,500 to companies controlled by two directors

Joint Venture Partners

On November 22, 2004 the Company became aware that the Agricultural Bank of China had issued a RMB 7,400,000 ($1,075,960) working capital loan for purchase of raw materials to Xinyuan Chemicals. This loan was then transferred to YPCC who became Spur’s joint venture partner once Spur invested in Xinyuan to create YSC.

This loan was exclusively for YPCC’s use and until the end of 2004 YPCC had being repaying both the principle and interest. Spur received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold Spur accountable for this loan. YSC has neither benefited from this loan nor made any payment to the Agricultural Bank with respect to this loan. The principle now standards at RMB 6,900,000 and is due. The Agricultural Bank has given YPCC until the end of 2005 to repay the principle without any interest or overdue penalties. Spur expects a practical solution to be worked out among the three parties and believes it has sufficient legal protection to remedy this issue should it be necessary to proceed to litigation. Spur has recognized a liability to the bank of RMB 6,900,000 according to the accounting standards and a receivable from YPCC of RMB 2,424,625, net of the receivable of RMB 6,900,000m from YPCC and the payable of RMB 4,475,375 ($650,720) to YPCC. Spur’s total exposure is thus RMB 2.5 M ($C373K).

5. Outstanding Share Data

As of August 21, 2005, the Company had the following shares, warrants and options outstanding:

	Number	Exe rcise Price	Expiry Date
Common Shares	58,040,520	n/a	n/a
Stock Options	50,000	$0.90	18-Oct-05
Stock Options	700,000	$0.90	19-Jun-06
Stock Options	2,000,000	$0.60	6-May-08
Stock Options	635,000	$1.20	19-Jun-08
Stock Options	1,650,000	$1.50	23-Jul-09
Stock Options	200,000	$1.50	12-Oct-09
Stock Options	500,000	$1.80	1-Mar-10
Warrants	5,091,666	$1.50	23-Jun-06
Agent’s Warrants	330,000	$1.50	23-Jun-06
Warrants	8,571,429	$2.00	28-Jul-07
TOTAL	77,768,615

6. Tianren Acquisition

On June 29, 2005, the Company signed a binding agreement to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation (“Tianren”), a shareholding Chinese company and to merge the management teams and assets of both companies.

Assets to be acquired include:

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK (Nitrogen, Phosphate, Potassium) plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.	An 80% direct interest in Tianren Agriculture Franchise Company, a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further indirect interest through Tianding’s ownership of a 20% interest.

4.	A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where Spur’s current facilities are also located.

The revenue and EBITDA for the above businesses, based on audited financial statements provided by Tianren, were $USD 88.6 million and $USD 3.7 million respectively for 2004. Based on discussions with Tianren management, revenues in 2005 are expected to increase by 30% over 2004 reflecting the fact that 2005 will be the first full year of sales operation of the marketing company. Under the agreement, Spur will assume bank debt of these businesses of $USD 3.4 M as of the end of the first quarter of 2005.

Spur will acquire these businesses in consideration for the issue to Tianren of approximately 15.5 million shares of Spur. These shares will be the subject of an escrow period of 24 months and voting rights for those shares which at any one time exceed 19.9% of the issued shares of Spur will be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX Venture Exchange and all other regulatory approvals, and standard closing conditions.

Mr. Wu Sihai, a fertilizer industry leader in China and Mr. Zhai Jidong, a senior executive in Tianren, will be invited to join the Spur Board of Directors at Closing.

The due diligence is well underway and the Company expects to close the deal by the end of November, 2005.

7. Outlook

August and September are key fertilizer application months in northern China. YSC has been building inventory to ensure it can meet the needs of its customers. There is excess DAP inventory in China and many DAP and NPK imports were purchased at prices significantly higher than supplies from domestic production. Demand is anticipated to remain strong but fertilizer prices may soften because of this excess inventory.

YSC continues to improve its operational efficiency. YSC will spend RMB 1.8M to improve the sustainable daily production levels of the plant through upgrading heat resistant vessels and installing anticorrosive materials.

The company will continue to support the Due Diligence review by the City of Yichang and Hubei Province which is required to formally transfer the two mining licenses for the Dianziping and Shukongping properties from our Joint Venture partner, YPCC, to YMC.

The Company will also complete the Due Diligence process of the Tianren acquisition and implement the merger of Tianren and Spur.

8. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978 and is implementing its commitment to accession to the WTO. The general development pattern in the last 25 years has shown that the political environment in China has been gradually improving. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses

Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies and these processes are inevitably time consuming.

Chinese Costs There continues to be a “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.